U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    DiLorenzo                        James
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   (Last)                            (First)              (Middle)

    1 Montauk Highway
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                                    (Street)

    Southampton                      New York              11968
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     April 30, 2002
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     Not applicable
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Zenascent, Inc. (ZENA.OB)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Executive Vice President, Secretary and Treasurer
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

        Not applicable
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

None
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

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Series B Convertible      *         N/A       Common Stock, par           5,996,271     Not applicable    D         Not applicable
Preferred Stock,                              value $0.01
par value $0.01
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Series C Convertible      *         N/A       Common Stock, par             558,442     Not applicable    D         Not applicable
Redeemable Preferred                          value $0.01
Stock, par value $0.01
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
* Although all of the outstanding shares of Series B Convertible Preferred Stock, and 50% of the outstanding shares of Series C Convertible Redeemable Preferred Stock, are, by their terms, convertible at any time into Common Stock (with the remainder of such shares of Series C Convertible Redeemable Preferred Stock being convertible into Common Stock on or after April, 2005), Mr. DiLorenzo, on April 25, 2002, executed a letter agreement with Zenascent, Inc. (the "Issuer") pursuant to which he agreed that he would not convert his Series B Convertible Preferred Stock or Series C Convertible Redeemable Preferred Stock into Common Stock until such time as the Certificate of Incorporation of the Issuer is duly amended to provide for the authorization of a sufficient number of shares of Common Stock to allow for the conversion of all outstanding securities convertible into or exercisable for Common Stock (including, without limitation, the Series B Convertible Preferred Stock and Series C Convertible Redeemable Preferred Stock). The Series B Convertible Preferred Stock will automatically convert into Common Stock on the effective date of such amendment, provided that such effective date occurs prior to October 30, 2002.



          /s/James DiLorenzo                                  May 10, 2002
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           James DiLorenzo                                       Date


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